Exhibit A-3

The capitalization ratio of ScottishPower under US GAAP as of 31 March 2005 is as follows:

Narrative	In Millions ($)	% of Capitalization
Common Stock Holders Funds	9,061.0	45%
Short term debt	1,046.5	5%
Long term debt	10,139.9	50%
Total Capitalization	20,247.4	100%